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                                                                     Exhibit 2.1
                                 NCO GROUP, INC.
                             515 PENNSYLVANIA AVENUE
                               FORT WASHINGTON, PA
                                  19034 U.S.A.



                                                                  March 24, 1998


FCA International Ltd.
c/o V. Edwin Jarmain
Chairman of the Steering Committee
and Chairman of the Board
Suite 2525 121 King Street West
Toronto, Ontario

Fairfax Financial Holdings Limited
Suite 800,
95 Wellington Street West
Toronto, Ontario

Dear Sirs:

         NCO Group, Inc. ("NCO") understands that:

(a) Fairfax Financial Holdings Limited directly or indirectly is the beneficial owner of or exercises control or direction over an aggregate of 2,840,485 common shares (the "Fairfax Shares") in the capital of FCA International Ltd. (together with its subsidiaries, "FCA");

(b) Fairfax Financial Holdings Limited is entering into this agreement on its own behalf and on behalf of each of its subsidiaries which owns or exercises control or direction over any portion of the Fairfax Shares and references herein to "Fairfax" mean Fairfax Financial Holdings Limited in both such capacities;

(c) M. Kaulkin & Associates, Inc. has been retained as FCA's financial adviser and exclusive agent in connection with a process to explore alternative ways to enhance shareholder value including the possible sale or merger of part or all of FCA;

(d) Fairfax has adequate knowledge and access to information concerning FCA such that the underlying value of FCA was the material factor considered by Fairfax in entering into this agreement and there are no factors peculiar to Fairfax including non-financial factors which Fairfax considered relevant in assessing the adequacy or sufficiency of the Bid Price (as hereinafter defined) that had the effect of reducing the Bid Price from an amount that would otherwise have been considered acceptable by Fairfax; and

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(e)      NCO is a corporation incorporated under the laws of the Commonwealth of
         Pennsylvania, and has made a proposal to FCA and Fairfax whereby a direct or indirect wholly-owned subsidiary of NCO ("Bidco") would make a take-over bid for all of the issued and outstanding common shares of FCA (the "FCA Shares").

         The purpose of this letter is to set forth various agreements and understandings between the parties in order to proceed to implement the Transaction.

1.       THE TRANSACTION

a)       Take-Over Bid

Subject to satisfaction of certain conditions (as hereinafter described), NCO agrees that Bidco will:

         i) as soon as is reasonably practicable, but no later than April 6, 1998, make a cash take-over bid for all of the FCA Shares (including FCA Shares issued pursuant to currently outstanding stock options) in accordance with the Securities Act (Ontario) and other applicable securities legislation at a price per share (the "Bid Price") of $9.60 (Cdn.) (such cash take-over bid by Bidco for all of the FCA Shares at such price or a greater price being hereinafter referred to as the "Take-Over Bid"); and

         ii) pay for the FCA Shares tendered under the Take-Over Bid on a day (the "Take-Up Date") which is not earlier than 20 business days following the date on which the Take-Over Bid is made and within 10 days following the satisfaction of all of the conditions set forth in Sections 1(c) and 1(d)(ii) hereof, provided that if Bidco does not, as a result of the failure of any of such conditions to be satisfied, take-up and pay for the FCA Shares tendered under the Take-Over Bid on or prior to May 22, l998 (the "Outside Date"), then, subject to Section 5, this agreement shall terminate and the parties shall have no further obligations hereunder.

FCA shall take all corporate and other steps set out in the attached Schedule "A" with respect to any invested options to purchase FCA Shares prior to the Take-Up Date and in connection with the exercise and/or termination of all outstanding options to purchase FCA Shares.

b)       Fairfax to Tender

Subject to certain conditions set forth below, unless:

         i) this agreement has been terminated or has expired in accordance with its terms; or


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         ii)      subject to Section 2(a), a proposal is made to effect an
                  Extraordinary Business Combination (as hereinafter defined) that would yield to Fairfax an amount in cash per share that is not less than 5% in excess of the Bid Price,

         Fairfax agrees that it will tender into the Take-Over Bid all of the Fairfax Shares within 15 days after the date upon which the circular in respect of the Take-Over Bid is mailed to FCA shareholders and will not withdraw such shares so tendered notwithstanding any withdrawal right that might otherwise be available to Fairfax under applicable securities laws. For greater certainty, Fairfax shall not sell, transfer or assign any of the Fairfax Shares unless and except to the extent expressly permitted hereby.

c)       Mutual Conditions

Mutual conditions precedent to the continued compliance by the parties with their respective obligations herein are:

         i) there shall have been compliance with the Hart, Scott Rodino Antitrust Improvements Act, 1976 (the "HSR Act") and the waiting period under the HSR Act shall have expired prior to the Outside Date, it being acknowledged that either of the parties may require application for early termination of the waiting period;

         ii) no proceedings shall have been commenced or threatened pursuant to the Competition Act (Canada) by any competent regulatory authority in respect of the acquisition by Bidco of FCA Shares pursuant to the Take-Over Bid;

         iii) no order or decree of a court of competent jurisdiction or applicable governmental authority and no applicable law, regulation or prohibition in law shall be in existence or have been made, issued or applied to cease trade the common shares of FCA, prohibit, or establish a requirement for a regulatory approval as a condition of, the Take-Over Bid or prohibit or restrict the ownership of the FCA Shares, or any of them, by Bidco; and

         iv) there shall be no injunction or similar order preventing completion of the Take-Over Bid.

The foregoing conditions precedent may be waived, in whole or in part, only if all of the parties hereto waive such conditions precedent in their discretion by written instrument but otherwise shall not be subject to waiver.

d)       Conditions for the Benefit of NCO

         i) The conditions precedent in favour of NCO to Bidco making the Take-Over Bid are:


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                  A)       FCA and Fairfax shall be in compliance in all
                           material respects with all of their respective obligations hereunder;

                  B) the representations and warranties of FCA and Fairfax contained herein shall be true and correct in all material respects as of the date hereof and as of the date that the Take-Over Bid is made as if made on that date; and

                  C) from the date hereof until the date on which the Take-Over Bid is made, there shall not have been any adverse change in, or discovery of any previously undisclosed fact which has, or may reasonably be expected to have, a material adverse effect on the business, operations, assets, capitalization, financial condition, results or prospects of FCA nor shall any change of law have been enacted or be introduced which has or may reasonably be expected to have a material adverse effect on the business, operations, assets, capitalization, financial condition, results or prospects of FCA; for greater certainty, the rendering of a judgment in the lawsuit "Carlos Diaz, et al. v. Financial Collection Agencies, Inc. (P.R.) Civil No. KAC 91-1658 before the Superior Court, San Juan Section of the Commonwealth of Puerto Rico" (the "Puerto Rican Litigation") whether in favour of or against the Company shall not be considered to have a material adverse effect on the business, operations, assets, capitalization, financial condition, results or prospects of FCA; and

         ii) The conditions contained in Sections 1(d)(i)(A) and (C) (with the reference in Section 1(d)(i)(C) to the date on which the Take-Over Bid is made being deemed to be a reference to the later of the last date (including any extensions granted by Bidco) on which the offer made pursuant to the Take-Over Bid may be accepted by the shareholders of FCA and the termination of the waiting period under the HSR Act) are also conditions in favour of NCO to Bidco taking up and paying for the FCA Shares tendered under the Take-Over Bid, as well as the following conditions:

                  A) there shall have been validly deposited under the Take-Over Bid and not withdrawn on or prior to the Take-Up Date at least 66.67% of the FCA Shares (the "Minimum Number of FCA Shares") (calculated on a fully diluted basis, including after giving effect to all rights to unissued FCA Shares that are exercisable on that date);

                  B) FCA shall have taken all reasonable corporate and other steps and actions and provided all necessary cooperation prior to the Take-Up Date which NCO shall have determined, acting reasonably, to be appropriate and advisable in connection with the Take-Over Bid, and FCA shall not have taken any actions outside of the normal course of business which makes


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                                     Page 5


                           the completion of the Take-Over Bid by NCO inadvisable as determined by NCO, acting reasonably; and

         iii) NCO shall be satisfied, acting reasonably, that no person (other than Royal Bank of Canada in respect of certain letters of credit and foreign exchange arrangements aggregating approximately $1,950,000 (Cdn.), Barclays Bank PLC in respect of certain letters of credit aggregating approximately(pound)500,000 (U.K) and PNC Bank, National Association in respect of a term loan, the outstanding indebtedness under which is approximately $2,400,000 (U.S.) and an operating line of credit of up to $4,000,000 (U.S.) of which $3,900,000 (Cdn.) was outstanding as of December 31,
                  l997) has, on the Take-Up Date, security securing any indebtedness or liability of the FCA Group other than security solely in respect of or in connection with leasing arrangements or purchase money security interests.

The foregoing conditions precedent may be waived, in whole or in part, by NCO in its discretion by written instrument but otherwise shall not be subject to waiver.

e)       Conditions in Favour of Fairfax and FCA

The conditions precedent in favour of Fairfax and FCA in respect of their respective obligations in connection with the Take-Over Bid and the other transactions contemplated hereby are:

         i) NCO shall be in compliance in all material respects with all of its obligations hereunder;

         ii) the representations and warranties of NCO contained herein shall be true and correct in all material respects as of the date hereof and as of the Take-Up Date as if made on that date; and

         iii) no Financing Default Event (as hereinafter defined) shall have occurred.

The foregoing conditions precedent may be waived, in whole or in part, by Fairfax insofar as they are in favour of it or by FCA insofar as they are in favour of it in their respective discretion by written instrument but otherwise shall not be subject to waiver.

2. OBLIGATIONS REGARDING COMPETING EXTRAORDINARY BUSINESS COMBINATIONS AND NON-SOLICITATION

a)       Fairfax's Agreement

Fairfax agrees with NCO that Fairfax will not, so long as this agreement has not been terminated or has not expired in accordance with its terms, join in, tender into or otherwise support any Extraordinary Business Combination (as hereinafter defined) made prior to the Outside Date


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                                     Page 6


unless the consideration per FCA Share inherent in such Extraordinary Business Combination is payable in cash, relates to 100% of the issued and outstanding shares of FCA and yields to Fairfax an amount per share that is not less than 5% in excess of the Bid Price. Upon receipt of any information in respect of an Extraordinary Business Combination, but prior to determining to join in, tender into or otherwise support any such Extraordinary Business Combination, Fairfax shall forthwith notify Bidco in writing of such receipt of information. Contemporaneously with the completion of any Extraordinary Business Combination that yields to Fairfax an amount per share that is not less than 5% in excess of the Bid Price, Fairfax shall pay to NCO, or as it may direct, an amount equal to 50% of such excess amount multiplied by the number of outstanding Fairfax Shares on the date hereof (which shall be adjusted to take into account any consolidations, subdivisions, stock splits or other similar reorganizations affecting FCA). Nothing in this Section 2(a) shall be construed to require Fairfax to tender into the Take-Over Bid.

b)       Non-Solicitation by Fairfax

Fairfax agrees that, so long as this agreement has not been terminated or has not expired in accordance with its terms, Fairfax will not solicit, initiate, encourage or participate in the submission of proposals or offers from any other person relating to, or facilitate, encourage or participate in any effort or attempt with respect to, the acquisition or disposition of any part of the outstanding shares in the capital of FCA or any amalgamation, merger, sale or lease of all or any substantial part of FCA's assets, any take-over bid, reorganization, plan of arrangement, recapitalization, liquidation or winding up of or other business combination or similar transaction involving FCA and any other person other than NCO or Bidco (each an "Extraordinary Business Combination") or participate in any discussions or negotiations regarding, or furnish to any other person any information with respect to, or otherwise co-operate in any way with, or assist or participate in any Extraordinary Business Combination. Nothing in this Section 2(b) shall be construed to derogate from the provisions of Section 2(a) or to require Fairfax to tender into the Take-Over Bid.

c)       Non-Solicitation by FCA

Subject to the second last sentence of this Section 2(c), FCA agrees that, so long as this agreement has not been terminated or has not expired in accordance with its terms, FCA will not solicit, initiate or encourage submission of proposals or offers from any other person relating to, or facilitating, participating in or encouraging any effort or attempt with respect to, any Extraordinary Business Combination; provided, however, that the foregoing shall not prevent the board of directors of FCA from making such public disclosure which, in the judgment of the board of directors of FCA upon the advice of counsel, is required under applicable law. In addition, FCA shall forthwith close all data or information rooms previously maintained in respect of FCA or any of its assets in order to solicit bids or expressions of interest in relation to FCA and/or any portion of its assets. Notwithstanding any provisions in this agreement to the contrary, nothing in this agreement shall preclude FCA's directors from complying with their fiduciary obligations following consultation with and advice from counsel in this respect. For


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greater certainty, the immediately preceding sentence shall not relieve FCA from its obligations pursuant to Sections 2(d), 5 and 6 hereof.

d)       Notification to NCO

In the event that Fairfax or FCA becomes aware of any proposed Extraordinary Business Combination, it shall forthwith and from time to time notify NCO of all information (including, without limitation, the identity of the party or parties to such Extraordinary Business Combination and the particulars, in reasonable detail, of such Extraordinary Business Combination) known to Fairfax or FCA, as the case may be, regarding the same.

3.       CERTAIN AGREEMENTS

a)       Operation of Business

During the period commencing on the date hereof and continuing until the Take-Up Date, FCA agrees (except as expressly contemplated by this agreement or to the extent that NCO shall otherwise consent in writing) that:

         i) FCA will carry on its business in the regular and ordinary course in substantially the same manner as heretofore conducted and, without limiting the generality of the foregoing, will not sell, assign, transfer or otherwise dispose of any of its assets except for non-material assets disposed of in the ordinary course;

         ii) FCA will not subdivide, combine or reclassify any of its outstanding shares, declare or pay any dividends, make any other distribution to shareholders or authorize any act to implement any of the foregoing, nor shall FCA amend or authorize any amendment to its articles or by-laws;

         iii) FCA will not reserve, set aside, issue, authorize or propose or commit to the issuance of (whether through the allotment, reservation, issuance or granting of additional options, warrants, commitments, subscriptions, rights to purchase or otherwise), or directly or indirectly, through an affiliate or otherwise, purchase or propose the purchase of, any securities of FCA including any shares in its capital of any class or securities convertible into or exchangeable for, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities (other than the issuance of treasury shares pursuant to the exercise of existing options);

         iv) except for matters arising in the ordinary course and consistent with past practice, FCA will not enter into any transaction or other form of agreement with any person with whom it does not deal at arm's length (as that term is interpreted for purposes of the Income Tax Act (Canada);


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         v)       FCA shall, on a timely basis, give all notices and request any third party consents identified by NCO as being required under contracts to which FCA and/or any of its subsidiaries (collectively, the "FCA Group") is a party as a result of the transactions contemplated hereby;

         vi) FCA shall as expeditiously as reasonably possible in the circumstances after the Take-Over Bid has been made take such steps as may be requested by NCO or Bidco to hold, after the Take-Up Date, such meetings of shareholders of FCA as may be required to obtain the approval of an amalgamation or arrangement in such form as NCO or Bidco may reasonably require so that Bidco may directly or indirectly become the owner of all of the issued and outstanding FCA Shares not tendered under the Take-Over Bid; and

         vii) FCA will take all reasonable corporate and other steps and actions and provide all necessary cooperation prior to the Take-Up Date which NCO determines, acting reasonably, to be appropriate and advisable in connection with the Take-Over Bid, and FCA shall not take any actions outside of the normal course of business which makes the completion of the Take-Over Bid by NCO inadvisable as determined by NCO, acting reasonably.

b)       Shareholder List

FCA will cause a list of its shareholders prepared by its transfer agent and a list of holders of options to purchase unissued shares in the capital of FCA prepared by it to be delivered to Bidco within two business days (which term, as used herein, means any day other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario or Montreal Quebec) following the date hereof and thereafter from time to time as reasonably required by NCO or Bidco.

c)       Litigation Proceedings

In the event that any person including, without limitation, any securities regulatory authority, seeks to prevent, delay or hinder the making of or the taking up and paying for the FCA Shares tendered under the Take-Over Bid or seeks to invalidate all or any portion of this agreement, each of the parties hereto shall vigorously and diligently resist such proceedings and not consent to any order that would have such effect.

d)       Disclosure Regarding Financial Commitments and the Loss Thereof

NCO shall forthwith notify Fairfax and FCA in the event (a "Loss of Financing Event") that any equity or debt financing commitment in its favour in order to finance the payment of the Bid Price for the FCA Shares tendered under the Take-Over Bid is withdrawn or modified or otherwise not completed by reason of a breach by the person(s) making the commitment or it becomes evident that a condition precedent to any such financing cannot be satisfied and will not be waived, such that Bidco would not reasonably be able to fully fund the amount required to


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be paid by it to take up all of the FCA Shares which may be tendered under the
Take-Over Bid. NCO shall use all commercially reasonable efforts to satisfy the conditions precedent to such financing or obtain waivers thereof as soon as reasonably practicable.

If a Loss of Financing Event occurs, NCO shall have until the lesser of 10 business days after the occurrence of such event and the Take-Up Date to obtain and provide Fairfax and FCA with an accurate and complete copy of a replacement commitment from a creditworthy person or persons subject only to normal conditions precedent; otherwise upon the expiration of such period a Financing Default Event shall be deemed to have occurred. Upon the occurrence of a Financing Event of Default, Fairfax and FCA may invoke the condition contained in Section 1(e)(iii) and shall be entitled to liquidated damages from NCO in the amount of Two Million Dollars ($2,000,000 (Cdn.)), but without any other recourse to or liability on the part of NCO.

e)       NCO to Apply for Regulatory Approvals

NCO will make all reasonable efforts to obtain any necessary governmental and regulatory approvals referred to in Section 1(c)(i). FCA shall promptly render to NCO such assistance within FCA's powers as NCO may reasonably request in connection therewith.

f)       Circulars

FCA will fully cooperate with NCO in connection with the preparation of the circular which will accompany the Take-Over Bid (the "Bidco Circular") and shall cause the board of directors of FCA to deliver to shareholders a circular, such directors' circular to contain (subject to compliance by the directors with their fiduciary duties in the event that a competing Extraordinary Business Combination proposal has been made) a recommendation that the shareholders of FCA accept the Take-Over Bid.

g)       Satisfying Conditions

Each of the parties shall use reasonable commercial efforts to consummate the Take-Over Bid, provided that none of the parties shall be required to incur any substantial liability or payment which is not contemplated by the other provisions hereof or the terms of the Take-Over Bid.

h)       Resignation of Directors

FCA shall use its best efforts to cause the directors of FCA to resign and appoint nominees of Bidco as soon as practicable after Bidco takes up shares under the Take-Over Bid and in a manner that does not require a resolution of shareholders of FCA.

i)       Access to Information

FCA shall provide reasonable access to NCO and Bidco during the period that the Take-Over Bid is outstanding to assist them in an orderly transition and to use its best efforts to assist Bidco

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                                    Page 10


in any matters preparatory to its proposed reorganization of FCA, including in connection with the calling of any shareholder meeting in respect thereof.

4.       REPRESENTATIONS AND WARRANTIES

a)       Fairfax's Representations and Warranties

Fairfax hereby represents and warrants to the other parties hereto as follows:

         i)       each of the Fairfax Shares either:

                  A) is now and, at the time Bidco takes up and pays for such shares under the Take-Over Bid, will be owned by Fairfax as the sole beneficial owner thereof with a good and marketable title thereto free and clear of any mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances or demands of any nature or kind whatsoever; or

                  B) is a share over which Fairfax now exercises sufficient control and direction such that Fairfax can agree on the terms herein contained that such share will be tendered into the Take-Over Bid and has the authority to and will have the authority, at the time that NCO takes up and pays for such shares under the Take-Over Bid, to tender such shares into the Take-Over Bid on a basis such that if Bidco takes up and pays for such shares thereunder, such shares will (unless and to the extent encumbered by Bidco) be owned by Bidco as the sole beneficial owner thereof with a good and marketable title thereto free and clear of any mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances or demands of any nature or kind whatsoever;

         ii) no person has any agreement or option, or right or privilege (whether by law, pre-emptive or contractual), capable of becoming an agreement or option, for the purchase, acquisition or transfer from Fairfax of any of the Fairfax Shares or any interest therein or right thereto, except NCO pursuant hereto;

         iii) Fairfax is a validly subsisting corporation under the laws of Canada, and has and will have at all times all necessary corporate power and authority to execute and deliver this agreement and to perform its obligations hereunder; and

         iv) this agreement has been duly executed and delivered by Fairfax and constitutes a valid and binding obligation of Fairfax enforceable against it in accordance with its terms.

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                                    Page 11




b)       Representations and Warranties of FCA

FCA hereby represents and warrants to NCO as follows:

         i) FCA is a validly subsisting corporation under the laws of Canada, and has all necessary corporate power and authority to execute and deliver this agreement and to perform its obligations hereunder;

         ii) this agreement has been duly executed and delivered by FCA, has been approved by the board of directors of FCA and constitutes a valid and binding obligation of FCA enforceable against it in accordance with its terms;

         iii) FCA has filed all documents, including financial statements (the "Public Documents") required under applicable provincial securities laws, regulations, rules and policies (the "Securities Laws") to be filed by it. As of their respective dates, the Public Documents complied in all material respects with the then applicable requirements of the Securities Laws, and, at the respective times they were filed, none of the Public Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. FCA is a reporting issuer under, and within the meaning of, the Securities Laws and is not in default in any material respect of any requirement of such Securities Laws. The consolidated financial statements (including, in each case, any notes thereto) of FCA included in the Public Documents (collectively, the "Financial Statements") complied as to form in all material respects with applicable accounting requirements as of their respective dates of filing, were prepared in accordance with Canadian generally accepted accounting principles applied on a consistent basis during the period involved (except as may be indicated therein or in the notes thereto) and fairly presented the consolidated financial position of FCA as of the respective dates thereof and the consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to the absence of footnote disclosure and to normal year-end audit adjustments and to any other adjustments described therein). Except as disclosed in the Public Documents, FCA has not, since June 30, 1997, made any change in the accounting practices or policies applied in the preparation of its Financial Statements. As at the date hereof, the number of FCA Shares issued and outstanding is, in the aggregate, 9,307,354, and the number of outstanding options to acquire FCA Shares is 1,136,931;

         iv) Since the date of the most recent Financial Statements, the business of the FCA Group has been operated only in the ordinary course, consistent with past practice, and the FCA Group has not incurred any indebtedness, liabilities or obligations (whether accrued, absolute, contingent or otherwise) other than in the ordinary and normal course of business, consistent with past practice;
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                                    Page 12


         v) Except for the Puerto Rican Litigation , since December 31, 1997, there has not been any material adverse change in the condition, operations, affairs, personnel or future prospects of the businesses carried on by the FCA Group, or the assets or financial condition of the FCA Group other than changes in the ordinary and normal course of business, none of which has been materially adverse;

         vi) the FCA Group has conducted its business in compliance, in all material respects, with all laws, statutes, regulations, ordinances, rules, policies, guidelines, decrees, orders, authorizations, approvals, notices, quotas, licenses, permits, directives, judgments or other requirements applicable thereto;

         vii) Except as may result by virtue of the implementation of the steps and actions contemplated by Section 3(a)(vii), the FCA Group is the sole legal and beneficial holder or user of all quotas, permits, licenses and authorizations necessary for the lawful operation in all material respects of the business of the FCA Group pursuant to all applicable laws, statutes, regulations, ordinances, rules, policies, guidelines, decrees, orders, notices, directives and other requirements of all applicable governmental authorities. All such quotas, permits, licenses and authorizations are valid and subsisting and in good standing. No material violations have been recorded in respect of any such quotas, licenses, permits and authorizations, and no proceeding (other than possible government action) is pending or, to the best of the knowledge of FCA, threatened to revoke or limit any thereof;

         viii) Except to the extent reflected or reserved against in the Financial Statements, the FCA Group is not liable for any governmental taxes, levies, duties, assessments, reassessments and other charges of any nature whatsoever (collectively, "Taxes");

         ix) The FCA Group has on a timely basis filed all Tax returns, information returns, elections or designations in respect of any Taxes required to be filed by the FCA Group under any Tax legislation except where the failure to file a Tax return on a timely basis was not material. No such filing has contained any material misstatement or omitted any statement of material fact that should have been included therein.

         x) With the exception of the Puerto Rican Litigation, there is no suit, action, dispute, civil or criminal litigation, arbitration, legal, administrative or other proceeding or governmental investigation, including, without limitation, appeals and applications for review, in progress, pending or, to the best of FCA's knowledge, threatened against the FCA Group, or relating to its business or assets, which, if determined adversely to the FCA Group, might have a material adverse effect on the FCA Group;

         xi) FCA is not aware of any material fact, change or event that has occurred in respect of FCA or the FCA Shares which is not generally disclosed at the date hereof and which if disclosed could reasonably be expected to affect the Bid Price;

         xii) FCA has not engaged any broker or other agent, other than M. Kaulkin & Associates, in connection with the transactions contemplated by this agreement and, accordingly, there is no commission, fee or other remuneration payable to any broker or agent, other than M. Kaulkin & Associates, who purports or may purport to act or have acted for FCA; and

         xiii) the FCA Group's assets in Canada as at June 30, 1997, do not exceed Twenty-Five Million Dollars (Cdn.) ($25,000,000 (Cdn.)) and the FCA Group's revenues from sales to, from or into Canada for the fiscal year ended June 30, 1997 do not exceed Forty Million Dollars (Cdn.) ($40,000,000 (Cdn.)).

c)       Representations and Warranties of NCO

NCO hereby represents and warrants to FCA and Fairfax as follows:

         i) Bidco will be a validly subsisting corporation under the laws of Canada. NCO will have at all times all necessary corporate power and authority to execute and deliver this agreement and to perform its obligations hereunder;

         ii) this agreement has been duly executed and delivered by NCO and constitutes a valid and binding obligation of NCO enforceable against it in accordance with its terms;

         iii) NCO has received a commitment to lend, from its commercial lender, funds sufficient to fully fund the payment of the Bid Price for all of FCA Shares which are capable of being tendered under the Take-Over Bid. Accurate and complete copies of such commitments have been given to FCA; and

         iv) NCO's assets in Canada as at the end of its most recently completed fiscal year do not exceed Three Hundred and Seventy-Five Million Dollars ($375,000,000) (Cdn.) and its revenues from sales to, from or into Canada for such fiscal year do not exceed Three Hundred and Sixty Million Dollars ($360,000,000) (Cdn.).

5.       BREAK-UP FEES

FCA acknowledges that NCO will be expending significant time and resources in implementing the Take-Over Bid. Therefore, if the Take-Over Bid is not made or is withdrawn by reason of:

         a) the failure of the Minimum Number of FCA Shares to have been tendered to and not withdrawn from the bid;

         b) FCA entering into an agreement, arrangement or understanding with respect to, or FCA or the FCA Shares becoming subject to, an Extraordinary Business Combination at any time prior to the Outside Date; or

         c) a third party commencing a take-over bid for the FCA Shares prior to the Outside Date at a price which is not less than the Bid Price,

FCA agrees that it shall, within 2 business days following demand therefor, pay all of NCO's direct out of pocket expenses including, without limitation, legal and other counsel and consulting fees, financing commitment fees and penalties and other third party outlays (the "Offering Expenses") incurred or expended by NCO and/or Bidco or to which NCO and/or Bidco is subject in connection with making the Take-Over Bid, up to a maximum of $750,000 (Cdn.) in the case of (a) alone and $1,500,000 (Cdn.) in the case of (b) or (c). If, at any time prior to the Outside Date, an Extraordinary Business Combination is commenced or announced with respect to any of the FCA Shares, so long as either NCO is in compliance in all material respects with its obligations hereunder or NCO delivers notification pursuant to Section 6(b)(i), FCA shall, subject to the completion of such Extraordinary Business Combination and contemporaneously with such completion, pay to NCO an amount equal to $4,000,000 (Cdn.), less, if and to the extent already paid, the Offering Expenses.

6.       TERMINATION

a)       Termination at Option of FCA

FCA shall be entitled to terminate this agreement by notice to NCO if:

         i) no Take-Over bid is made by Bidco at least 21 days prior to the Outside Date, or the Take-Over Bid, if made, by its terms, or by the terms of any amendment thereto, permits or requires Bidco to pay for the FCA Shares tendered thereunder after the Outside Date or it is evident that, other than by reason of any default on the part of Fairfax or FCA or other than by reason of the initiation or announcement of an Extraordinary Business Combination, there is no reasonable likelihood that a Take-Over Bid will be made providing for the payment for the FCA Shares tendered thereunder on or before the Outside Date or, if Bidco makes the Take-Over Bid, the FCA Shares tendered thereunder will be paid for on or before the Outside Date; or

         ii) there occurs any event constituting a failure of any of the conditions precedent set out in Sections 1(c) or (e) or resulting in there being no reasonable likelihood that one or more of such conditions will be satisfied;

and upon the giving of any such notice, this agreement and the obligations of the parties hereunder (except for, in the case of a termination pursuant to Section 6(a)(i) involving the initiation or an announcement of an Extraordinary Business Combination, the obligations of FCA set forth in Section 5, shall terminate.

b)       Termination at Option of NCO

Without limiting any of its other rights whether hereunder or otherwise, NCO shall be entitled to terminate this agreement by notice to FCA and Fairfax:

         i) if an Extraordinary Business Combination has been initiated or announced in circumstances in which Fairfax has notified NCO that Fairfax intends to join in, tender into or otherwise support such Extraordinary Business Combination or in circumstances in which FCA announces that it intends to support or proceed with an Extraordinary Business Combination in lieu of the Take-Over Bid; or

         ii) upon the occurrence of any event constituting a failure of any of the conditions precedent set out in Sections 1(c) or (d) or resulting in there being no reasonable likelihood that one or more of such conditions will be satisfied;

and upon the giving of any such notice, the obligations of the parties hereunder (except for the obligations of Fairfax set forth in Section 2(a) and of FCA set forth in Sections 5 shall terminate.

7.       GENERAL

a)       Disclosure

No disclosure of the terms of this agreement shall be made by any party hereto except to its board of directors, its professional advisers and appropriate governmental regulatory authorities. Notwithstanding the foregoing, FCA shall be entitled to make such disclosure as FCA deems to be reasonably necessary to management employees of FCA on a need to know basis, and NCO may make such disclosure to its lenders, or as may be required by applicable law or regulatory authorities. The parties shall co-ordinate the making and dissemination of any public announcement relating to the subject matter of this agreement. The parties acknowledge that a summary of the terms of this agreement will be included in any circular delivered in connection with the Take-Over Bid.

b)       Expenses

Except as otherwise expressly provided in this agreement, each party shall be responsible for its own fees, expenses and other costs incurred in connection with this agreement and the transactions contemplated hereby.

c)       Assignment

This agreement shall be binding upon and enure to the benefit of and enforceable by the parties hereto and their respective successors but shall not be assignable by any party hereto unless otherwise agreed by the other parties hereto.

d)       Time

Time shall be of the essence of this agreement.

e)       Notice

Any notice, consent or other communication required or permitted to be given hereunder shall be in writing and shall be sufficiently given if delivered personally or via recognized courier service or sent by telecopier:

In the case of NCO:

         NCO Group, Inc.
         515 Pennsylvania Avenue
         Fort Washington, PA
         19034  U.S.A.
         Attention:  Chairman and Chief Executive Officer
         Facsimile No.: (215) 793-2908

with a copy to:

         Goodman Phillips & Vineberg
         250 Yonge Street, Suite 2400
         Toronto, Ontario  M5B 2M6
         Attention:  Stephen Bloom
         Facsimile No.: (416) 979-1234

If to FCA:

         FCA International Ltd.
         376 Victoria Avenue,
         Westmount, Quebec  H3Z 1CZ
         Attention: Robert Di Sante
         Facsimile No.: (514) 485-5187
with a copy to:

         FCA International Ltd.
         Suite 2525, Box 36
         121 King Street west
         Toronto, Ontario  M5H 3T7
         Attention: W. E. Jarmain
         Facsimile No.: (416) 869-7301

with a copy to:

         Lang Michener
         BCE Place, Box 747, Suite 2500
         181 Bay Street
         Toronto, Ontario  M5J 2T7
         Attention:  Albert Gnat
         Facsimile No.: (416) 365-1719

If to Fairfax:

         Suite 800
         95 Wellington St. West
         Toronto, Ontario
         Attention:         Eric Salsberg
         Facsimile No.: (416) 367-2201

or at such other address as the party to which such notice, consent or other communication to be given has last notified the party giving the same in the manner provided in this Section. Any notice, consent or other communication so given shall be deemed to have been received on the date of delivery or sending if delivered or sent during normal business hours during a business day, failing which the same shall be deemed to have been received on the next following business day.

f)       Governing Law

This agreement and the rights and obligations of the parties hereto shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. Each of the parties hereto hereby irrevocably attorns to the jurisdiction of the courts of the Province of Ontario and agrees that the courts having jurisdiction in such province shall have exclusive jurisdiction over all disputes and claims arising out of the agreement. Each party hereto agrees that service of process shall be effectively made if made in accordance with Section 7(e) hereof or as otherwise provided by law.

g)       Survival

The representations and warranties contained herein shall merge on the date on which the Take-Over Bid is made by Bidco.

h)       Entire Agreement

This agreement sets forth the entire agreement and understanding of the parties hereto in respect of the transactions contemplated hereby. There are no warranties, representations, terms, conditions or collateral agreements, expressed, implied or statutory, among the parties hereto other than as expressly set forth in this agreement.

If you are in agreement with the foregoing, kindly signify your acceptance by signing the enclosed copy of this letter where indicated below and returning same to the undersigned.

                                 Yours very truly,

                                 NCO GROUP, INC.


                                 By: /s/ Michael J. Barrist
                                     ---------------------------
                                       Name: Michael J. Barrist
                                       Title: Chairman & CEO

         Each of the undersigned hereby agrees to be bound by the foregoing.

                                 FCA INTERNATIONAL LTD,


                                 By:  /s/ W. S. Jarmaine
                                      --------------------------
                                       Name: W. S. Jarmaine
                                       Title: Chairman of the Board

                                 FAIRFAX FINANCIAL HOLDINGS LIMITED on its own behalf and on behalf of each of its subsidiaries which owns or exercises control or direction over any portion of the Fairfax Shares


                                 By:  /s/ Eric Salsberg
                                          ----------------------
                                       Name: Eric Salsberg
                                       Title: Vice President, Corporate Affairs

                                  SCHEDULE "A"


                       PROCEDURES TO DEAL WITH OUTSTANDING
                             OPTIONS UNDER THE FCA
                               SHARE OPTION PLAN


The following are the proposed procedures to deal with options outstanding under the FCA Share Option Plan including those issued under the Plan to cover CPOP awards:

1. As soon as the bid has been announced, FCA will send a letter to each optionee stating that the bid has been announced and

     a) describing the Board's powers under the Plan to permit all outstanding options, both vested and unvested, to be exercised within 20 days following the date on which FCA notifies the optionees of such action and to determine that upon the expiration of such 20 day period any options not exercised during such 20 day period shall cease to have any force or effect whatsoever;

     b) stating that if the optionee agrees within a period of 21 days following the date on which the bid is made to exercise his options on an escrowed basis subject to NCO taking up and paying for the shares tendered under its bid and to tender into the bid, FCA will lend him the money to exercise his options, taking security in the form of a pledge of the resulting shares and will arrange that such shares be tendered into the bid, repay itself its loan out of the proceeds of sale under the bid and cause the balance to be paid to the optionee;

     c) stating that after all bid conditions (other than the condition relating to the cancellation of all outstanding options and other conditions wholly within FCA's powers to satisfy) have been satisfied and prior to NCO taking up and paying for the shares tendered under the bid, the FCA board will exercise its power to permit the exercise of all options for a 20 day period and if all of the optionees do not agree to exercise their options, it will also exercise its power to determine that the options will terminate at the end of the 20 day period; and

     d) enclosing a copy of the escrow agreement and other documents required to exercise the optionee's options and borrow the funds to pay the option price and tender into the bid, including;

          i)   a notice exercising the options,


          ii) a promissory note for the aggregate option exercise price containing a pledge of the option shares,

          iii) a stock transfer power covering the pledge options shares; and

          iv) a direction to NCO and the depository under the bid to pay to FCA out of the balance of the proceeds an amount equal to the aggregate option price for the optionee's option shares and directing the transfer agent, if the depositary, to retain such certificates as depositary under the bid. If the transfer agent is not the depositary, to direct the transfer agent to delivery such certificates to the depositary under the bid.

     The letter should also state that the optionee will be asked to sign a letter of transmittal under the bid when the same becomes available.

2. Once the bid is made, FCA will proceed to sign up the optionees to the extent that it can, holding the documents signed by the optionees in escrow under the terms of the escrow agreement, except the letters of transmittal and directions re funds.

3. Prior to the last day for acceptance, FCA will tender into the bid in respect of each optionee who signs an escrow agreement, the letter of transmittal signed by that optionee together with the direction re payment of proceeds and a guaranteed delivery undertaking signed by itself. Note that the bid terms must contemplate FCA (along with other eligible institutions) signing such undertakings and provide that FCA can give any necessary signature guarantees.

4. If the bid conditions are never satisfied, FCA will, no later than the Outside Date, cancel the escrowed documents as required by the terms of the escrow agreement and notify the optionees who signed them that it has done so.

5. Immediately after all of the bid conditions (other than that relating to the cancellation of all outstanding options) have been satisfied, but prior to NCO taking up and paying for the shares tendered under the bid:

     a) FCA's Board will pass a resolution permitting the exercise, within 20 days following the optionees being notified of the resolution, of all options outstanding under the Plan, vested and unvested, and, if all outstanding options have not been agreed to be exercised in escrow or otherwise, also determining that if the options are not exercised within the 20 day period, upon the expiration of such period, such options shall cease to have further force and effect whatsoever; and

     b) FCA will notify all of the optionees in writing as required by the terms of the Plan that the FCA Board has passed the resolution exercising such powers.

6. Coincidentally with NCO taking up and paying for the shares tendered into its bid,

     a) FCA will draw cheques payable to itself for the option exercise prices of the optionees who have signed escrow agreements;

     b) cause the transfer agent (who, presumably, is also the depository under the NCO bid) to issue share certificates in the name of the respective optionees for the optioned shares of the optionees who signed escrow agreements; and

     c) direct the transfer agent or such other depositary as may be determined by NCO to retain such certificates as depository under the bid.

7. Immediately following NCO taking up and paying for the shares theretofore tendered under the bid, NCO will extend the bid for at least the balance of the 20 day period if an options remain outstanding and unexercised.

8. Upon receipt by FCA of payment of the portion of the proceeds of the bid payable to each optionee who signed an escrow agreement covering the amount lent by FCA to the optionee, FCA will return the promissory note signed by that optionee marked "cancelled".